UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

April 20, 2011

THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c)

Item 2.02 - Results of Operations and Financial Condition

On April 19, 2011, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings for the first quarter of 2011.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: April 20, 2011
Michael W. Harden, Jr.
Chief Financial Officer

THE SAVANNAH BANCORP, INC.

April 19, 2011
For Release: Immediately

Savannah Bancorp Reports First Quarter Results

SAVANNAH, GA--(Globe Newswire) – April 19, 2011 - The Savannah Bancorp, Inc. (Nasdaq: SAVB) reported net income for the first quarter 2011 of $126,000 compared to a net loss of $488,000 for the first quarter 2010. Net income per diluted share was 2 cents in the first quarter of 2011 compared to net loss per diluted share of 8 cents in 2010. The quarter over quarter increase in earnings resulted primarily from an increase in net interest income and a decrease in the provision for loan losses. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $4,371,000 in the first quarter 2011 compared to $4,343,000 in 2010. Other growth and performance ratios are included in the attached financial highlights.

Total assets decreased 0.8 percent to $1.04 billion at March 31, 2011, down $8 million from $1.05 billion a year earlier. Loans totaled $819 million compared to $869 million one year earlier, a decrease of 5.7 percent. Deposits totaled $898 million and $902 million at March 31, 2011 and 2010, respectively, a decrease of 0.4 percent. Shareholders' equity was $85.9 million at March 31, 2011 compared to $77.9 million at March 31, 2010. The Company's total capital to risk-weighted assets ratio was 12.56 percent at March 31, 2011, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.

John C. Helmken II, President and CEO, said, "Our bankers continue to exhibit the pricing discipline that is always very important, even more so in today's environment with so many unprecedented challenges. Our first quarter net interest margin was 3.73 percent, a 9 basis point increase over last year and up 16 basis points over year end. We continue to do an excellent job of controlling and maximizing the variables that we can. In addition, our noninterest expense was down 4.9 percent versus the first quarter of 2010. We continue to play offense but identifying solid, credit worthy borrowers at an acceptable margin is a challenge. We are soliciting relationships from our competitors but have seen defensive loan pricing creep back into the market."

The allowance for loan losses was $22,363,000, or 2.73 percent of total loans at March 31, 2011 compared to $19,611,000 or 2.26 percent of total loans a year earlier. Nonperforming assets were $48,752,000 or 4.69 percent of total assets at March 31, 2011 compared to $44,099,000 or 4.21 percent at March 31, 2010. First quarter net charge-offs were $2,347,000 compared to net charge-offs of $3,387,000 for the same period in 2010. The provision for loan losses for the first quarter of 2011 was $4,360,000 compared to $5,320,000 for the first quarter of 2010. The lower provision for loan losses was primarily due to the $49 million smaller loan portfolio, lower net charge-offs and stabilizing credit quality trends.

Helmken added, "We continue to build our allowance for loan losses, which exceeds $22 million and is now 2.73 percent of loans. We believe that our reserve methodology is sound and that we must continue elevated provision levels until real estate values and sales activity have improved. We are encouraged by what we are seeing in that regard but are not yet comfortable with allowing the provision to return to more historical levels."

Helmken continued, "Our pre-tax, pre-provision core earnings continue to be very strong and we remain confident in our strategic and operational direction. With strong capital levels and core earnings, we will aggressively address any asset quality issues."

Net interest income increased $415,000, or 4.9 percent, in the first quarter 2011 versus the first quarter 2010. First quarter net interest margin increased to 3.73 percent in 2011 as compared to 3.64 percent in 2010, primarily due to a lower cost on interest-bearing deposits. This was partially offset by a decrease in the yield on interest-earning assets. The cost of interest-bearing deposits decreased from 1.66 percent for the first three months of 2010 to 1.18 percent for the same period in 2011, primarily due to the repricing of time deposits in the current low interest rate environment. The yield on earning assets decreased from 5.27 percent for the first three months of 2010 to 4.89 percent for the first three months of 2011 which was primarily a result of the Company holding, on average, $77.5 million more in lower yielding interest-bearing deposits and investments during the first quarter of 2011 than the same period in 2010. The Company received $174 million in cash when it acquired the deposits and certain assets of First National Bank, Savannah in an FDIC-assisted transaction in June, 2010 and much of this liquidity was invested in interest-bearing deposits and investments. Since this transaction, the Company has allowed much of its brokered and higher priced time deposits to run-off in order to reduce this excess liquidity and improve the net interest margin. The Company on average held $25.7 million less in interest-bearing deposits and investments during the first quarter of 2011 compared to the fourth quarter of 2010 and the yield on earning assets increased from 4.83 percent in the fourth quarter of 2010 to 4.89 percent during the first quarter of 2011. The Company continues to aggressively manage the pricing on deposits and the use of wholesale funds to mitigate the amount of margin compression.

Noninterest income decreased $655,000, or 29 percent, in the first quarter of 2011 versus the same period in 2010 due to a $249,000 lower gain on the sale of securities, a $85,000 decline in service charges on deposits and a $275,000 decrease in other operating income. The decrease in other operating income was due to the Company recording a $308,000 gain on a bank-owned life insurance policy payout in which the Company was the beneficiary during the first quarter of 2010.

Noninterest expense decreased $314,000, or 4.9 percent, to $6,113,000 in the first quarter 2011 compared to the same period in 2010. Information technology expense declined $93,000, or 19 percent, and losses from write-downs and sales of foreclosed assets decreased $295,000, or 56 percent. This was partially offset by $92,000, or 24 percent, higher FDIC deposit insurance premiums. The Company renegotiated and renewed its contract with its core processor resulting in the decline in its information technology expense. The increase in the FDIC premiums was due in part to scheduled rate increases effective after the first quarter of 2010. The recent changes to the FDIC assessment process are not effective until the second quarter 2011.

The Savannah Bancorp, Inc. ("SAVB" or "Company"), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, Georgia), and Minis & Co., Inc., is headquartered in Savannah, Georgia and began operations in 1990. SAVB has eleven branches in Coastal Georgia and South Carolina. Its primary businesses include loan, deposit, trust, asset management, and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contacts: John C. Helmken II, President and CEO, 912-629-6486
         Michael W. Harden, Jr., Chief Financial Officer, 912-629-6496

ATTACHMENTS

The Savannah Bancorp, Inc. and Subsidiaries
First Quarter Financial Highlights
March 31, 2011 and 2010
($ in thousands, except share data)
(Unaudited)

Balance Sheet Data as of March 31	2011	2010	% Change
Total assets	$ 1,038,571	$ 1,046,645	(0.8)
Interest-earning assets	948,375	928,915	2.1
Loans	819,152	868,516	(5.7)
Other real estate owned	14,014	7,374	90
Deposits	898,171	901,792	(0.4)
Interest-bearing liabilities	855,885	870,238	(1.6)
Shareholders' equity	85,870	77,905	10
Loan to deposit ratio	91.20 %	96.31 %	(5.3)
Equity to assets	8.27 %	7.44 %	11
Tier 1 capital to risk-weighted assets	11.29 %	10.45 %	8.0
Total capital to risk-weighted assets	12.56 %	11.71 %	7.3
Outstanding shares	7,199	5,938	21
Book value per share	$ 11.93	$ 13.12	(9.1)
Tangible book value per share	$ 11.41	$ 12.71	(10)
Market value per share	$ 7.35	$ 10.61	(31)
Loan Quality Data			
Nonaccruing loans	$ 33,921	$ 35,579	(4.7)
Loans past due 90 days – accruing	817	1,146	(29)
Net charge-offs	2,347	3,387	(31)
Allowance for loan losses	22,363	19,611	14
Allowance for loan losses to total loans	2.73 %	2.26 %	21
Nonperforming assets to total assets	4.69 %	4.21 %	11
Performance Data for the First Quarter			
Net income (loss)	$ 126	$ (488)	126
Return on average assets	0.05 %	(0.19) %	126
Return on average equity	0.59 %	(2.50) %	124
Net interest margin	3.73 %	3.64 %	2.5
Efficiency ratio	58.39 %	60.01 %	(2.7)
Per share data:			
Net income (loss) – basic	$ 0.02	$ (0.08)	125
Net income (loss) – diluted	$ 0.02	$ (0.08)	125
Dividends	$ 0.00	$ 0.02	NM
Average shares (000s):			
Basic	7,199	5,936	21
Diluted	7,199	5,936	21

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)
(Unaudited)

	March 31,	
	2011	2010
Assets		
Cash and due from banks	**$ 14,074**	$ 45,685
Federal funds sold	**155**	9,205
Interest-bearing deposits in banks	**41,679**	5,259
Cash and cash equivalents	**55,908**	60,149
Securities available for sale, at fair value (amortized		
cost of $121,310 and $81,514)	**122,323**	82,128
Loans, net of allowance for loan losses		
of $22,363 and $19,611	**796,789**	848,905
Premises and equipment, net	**14,830**	15,494
Other real estate owned	**14,014**	7,374
Bank-owned life insurance	**6,358**	6,155
Goodwill and other intangible assets, net	**3,730**	2,462
Other assets	**24,619**	23,978
Total assets	**$ 1,038,571**	$ 1,046,645
Liabilities		
Deposits:		
Noninterest-bearing	**$ 92,972**	$ 94,836
Interest-bearing demand	**141,255**	120,643
Savings	**20,963**	18,266
Money market	**279,865**	259,893
Time deposits	**363,116**	408,154
Total deposits	**898,171**	901,792
Short-term borrowings	**14,583**	17,854
Other borrowings	**10,136**	15,456
FHLB advances	**15,657**	19,662
Subordinated debt	**10,310**	10,310
Other liabilities	**3,844**	3,666
Total liabilities	**952,701**	968,740
Shareholders' equity		
Preferred stock, par value $1 per share: shares		
authorized 10,000,000, none issued	**-**	-
Common stock, par value $1 per share: shares authorized		
20,000,000, issued 7,201,346 and 5,938,189	**7,201**	5,938
Additional paid-in capital	**48,641**	38,644
Retained earnings	**29,401**	32,776
Treasury stock, at cost, 2,210 and 500 shares	**(1)**	(1)
Accumulated other comprehensive income, net	**628**	548
Total shareholders' equity	**85,870**	77,905
Total liabilities and shareholders' equity	**$ 1,038,571**	$ 1,046,645

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
for the Three Months and Five Quarters Ending March 31, 2011
($ in thousands, except per share data)

	For the Three Months Ended			(Unaudited)					
				2011		2010			Q1-11 /
	March 31,		%	First	Fourth	Third	Second	First	Q1-10
	2011	2010	Chg	Quarter	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	$10,697	$11,618	(7.9)	$10,697	$10,985	$11,100	$11,298	$11,618	(7.9)
Investment securities	875	561	56	875	950	698	552	561	56
Deposits with banks	32	8	300	32	37	80	24	8	300
Federal funds sold	1	6	(83)	1	-	9	3	6	(83)
Total interest and dividend income	11,605	12,193	(4.8)	11,605	11,972	11,887	11,877	12,193	(4.8)
Interest expense									
Deposits	2,383	3,275	(27)	2,383	2,731	3,336	3,118	3,275	(27)
Borrowings & sub debt	289	393	(26)	289	330	358	392	393	(26)
FHLB advances	89	96	(7.3)	89	78	164	91	96	(7.3)
Total interest expense	2,761	3,764	(27)	2,761	3,139	3,858	3,601	3,764	(27)
Net interest income	8,844	8,429	4.9	8,844	8,833	8,029	8,276	8,429	4.9
Provision for loan losses	4,360	5,320	(18)	4,360	6,725	5,230	3,745	5,320	(18)
Net interest income after the provision for loan losses	4,484	3,109	44	4,484	2,108	2,799	4,531	3,109	44
Noninterest income									
Trust and asset management fees	662	633	4.6	662	651	637	678	633	4.6
Service charges on deposits	370	455	(19)	370	435	438	460	455	(19)
Mortgage related income, net	14	89	(84)	14	76	130	103	89	(84)
Gain (loss) on sale of securities	218	467	(53)	218	18	(18)	141	467	(53)
Gain (loss) on hedges	-	-	-	-	16	(3)	(11)	-	-
Other operating income	361	636	(43)	361	571	354	355	636	(43)
Total noninterest income	1,625	2,280	(29)	1,625	1,767	1,538	1,726	2,280	(29)
Noninterest expense									
Salaries and employee benefits	2,906	3,040	(4.4)	2,906	2,907	2,948	3,053	3,040	(4.4)
Occupancy and equipment	883	893	(1.1)	883	1,041	1,102	909	893	(1.1)
FDIC deposit insurance	480	388	24	480	448	442	410	388	24
Information technology	402	495	(19)	402	512	575	519	495	(19)
Loss on sale of foreclosed assets	233	528	(56)	233	567	1,046	331	528	(56)
Other operating expense	1,209	1,083	12	1,209	1,226	1,197	1,317	1,083	12
Total noninterest expense	6,113	6,427	(4.9)	6,113	6,701	7,310	6,539	6,427	(4.9)
Income (loss) before income taxes	(4)	(1,038)	NM	(4)	(2,826)	(2,973)	(282)	(1,038)	NM
Income tax expense (benefit)	(130)	(550)	(76)	(130)	(950)	(1,410)	(220)	(550)	(76)
Net income (loss)	$ 126	$ (488)	126	$ 126	$ (1,876)	$ (1,563)	$ (62)	$ (488)	126
Net income (loss) per share:									
Basic	$ 0.02	$ (0.08)	125	$ 0.02	$ (0.26)	$ (0.22)	$ (0.01)	$ (0.08)	125
Diluted	$ 0.02	$ (0.08)	125	$ 0.02	$ (0.26)	$ (0.22)	$ (0.01)	$ (0.08)	125
Average basic shares (000s)	7,199	5,938	21	7,199	7,200	7,200	6,146	5,938	21
Average diluted shares (000s)	7,199	5,938	21	7,199	7,200	7,200	6,146	5,938	21
Performance Ratios									
Return on average equity	0.59%	(2.50)%	124	0.59%	(8.43)%	(6.91)%	(0.31)%	(2.50)%	124
Return on average assets	0.05%	(0.19)%	126	0.05%	(0.69)%	(0.54)%	(0.02)%	(0.19)%	126
Net interest margin	3.73%	3.64%	2.5	3.73%	3.57%	3.02%	3.54%	3.64%	2.5
Efficiency ratio	58.39%	60.01%	(2.7)	58.39%	63.22%	76.41%	65.38%	60.01%	(2.7)
Average equity	86,723	79,016	9.8	86,723	88,250	89,737	80,110	79,016	9.8
Average assets	1,054,263	1,032,454	2.1	1,054,263	1,086,365	1,158,455	1,038,176	1,032,454	2.1
Average interest-earning assets	962,328	938,805	2.5	962,328	983,548	1,057,565	939,361	938,805	2.5

Capital Resources

The banking regulatory agencies have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain "well-capitalized" risk-based and equity capital ratios. As of March 31, 2011, the Company and the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized."

Total tangible equity capital for the Company was $82.1 million, or 7.90 percent of total assets at March 31, 2011. The table below includes the regulatory capital ratios for the Company and each Subsidiary Bank along with the minimum capital ratio and the ratio required to maintain a well-capitalized regulatory status.

($ in thousands)	Company	Savannah	Bryan	Minimum	Well-Capitalized
Qualifying Capital					
Tier 1 capital	$ 87,812	$ 64,463	$ 21,489	-	-
Total capital	97,687	71,675	23,977	-	-
Leverage Ratios					
Tier 1 capital to average assets	8.39%	8.30%	8.34%	4.00%	5.00%
Risk-based Ratios					
Tier 1 capital to risk-weighted assets	11.29%	11.32%	11.00%	4.00%	6.00%
Total capital to risk-weighted assets	12.56%	12.59%	12.28%	8.00%	10.00%

Tier 1 and total capital at the Company level includes $10 million of subordinated debt issued to the Company's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Assets
(Unaudited)

($ in thousands)	2011 First Quarter	2010 Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Allowance for loan losses					
Balance at beginning of period	$ 20,350	$ 19,519	$ 18,775	$ 19,611	$ 17,678
Provision for loan losses	4,360	6,725	5,230	3,745	5,320
Net charge-offs	(2,347)	(5,894)	(4,486)	(4,581)	(3,387)
Balance at end of period	$ 22,363	$ 20,350	$ 19,519	$ 18,775	$ 19,611
As a % of loans	2.73%	2.46%	2.34%	2.21%	2.26%
As a % of nonperforming loans	64.38%	56.69%	47.56%	45.59%	53.40%
As a % of nonperforming assets	45.87%	41.45%	38.44%	38.33%	44.47%
Net charge-offs as a % of average loans (a)	1.21%	2.26%	2.03%	2.26%	1.63%
Risk element assets					
Nonaccruing loans	$ 33,921	$ 32,836	$ 40,837	$ 39,001	$ 35,579
Loans past due 90 days – accruing	817	3,064	204	2,184	1,146
Total nonperforming loans	34,738	35,900	41,041	41,185	36,725
Other real estate owned	14,014	13,199	9,739	7,793	7,374
Total nonperforming assets	$ 48,752	$ 49,099	$ 50,780	$ 48,978	$ 44,099
Loans past due 30-89 days	$ 9,175	$ 11,164	$ 10,757	$ 10,259	$ 13,740
Nonperforming loans as a % of loans	4.24%	4.34%	4.93%	4.85%	4.23%
Nonperforming assets as a % of loans and other real estate owned	5.85%	5.85%	6.03%	5.72%	5.03%
Nonperforming assets as a % of assets	4.69%	4.60%	4.63%	3.97%	4.21%

(a) Annualized

The Savannah Bancorp, Inc. and Subsidiaries
Loan Concentration Schedule
March 31, 2011 and December 31, 2010

($ in thousands)	**2011**	% of Total	2010	% of Total	% Change ($)
Non-residential real estate					
Owner-occupied	**$ 126,066**	*15*	$ 122,753	*15*	*2.7*
Non owner-occupied	**188,527**	*23*	191,255	*23*	*(1.4)*
Construction	**2,763**	*1*	3,157	-	*(12)*
Commercial land and lot development	**40,593**	*5*	39,882	*5*	*1.8*
Total non-residential real estate	**357,949**	*44*	357,047	*43*	*0.3*
Residential real estate					
Owner-occupied – 1-4 family	**82,471**	*10*	81,293	*10*	*1.4*
Non owner-occupied – 1-4 family	**158,355**	*19*	160,426	*19*	*(1.3)*
Construction	**15,296**	*2*	13,502	*2*	*13*
Residential land and lot development	**64,655**	*8*	68,681	*8*	*(5.9)*
Home equity lines	**53,162**	*6*	55,917	*7*	*(4.9)*
Total residential real estate	**373,939**	*45*	379,819	*46*	*(1.5)*
Total real estate loans	**731,888**	*89*	736,866	*89*	*(0.7)*
Commercial	**73,616**	*9*	74,889	*9*	*(1.7)*
Consumer	**13,878**	*2*	15,026	*2*	*(7.6)*
Unearned fees, net	**(230)**	-	(219)	-	*5.0*
Total loans, net of unearned fees	**$ 819,152**	*100*	$ 826,562	*100*	*(0.9)*

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – First Quarter, 2011 and 2010

Average Balance QTD 03/31/11	Average Balance QTD 03/31/10	Average Rate QTD 03/31/11	Average Rate QTD 03/31/10		Taxable-Equivalent Interest (b) QTD 03/31/11	Taxable-Equivalent Interest (b) QTD 03/31/10	Vari-ance	(a) Variance Attributable to Rate	(a) Variance Attributable to Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 41,604	$ 4,689	0.31	0.69	Interest-bearing deposits	$ 32	$ 8	$ 24	$ (4)	$ 28
125,509	77,664	2.60	2.57	Investments - taxable	806	492	314	6	308
6,896	7,831	4.35	3.99	Investments - non-taxable	74	77	(3)	7	(10)
698	6,990	0.58	0.35	Federal funds sold	1	6	(5)	4	(9)
787,621	841,631	5.51	5.60	Loans (c)	10,700	11,618	(918)	(187)	(731)
962,328	938,805	4.89	5.27	Total interest-earning assets	11,613	12,201	(588)	(880)	292
91,935	93,649			Noninterest-earning assets					
$ 1,054,263	$ 1,032,454			Total assets					
				Liabilities and equity					
				Deposits					
$ 139,312	$ 122,818	0.33	0.39	NOW accounts	113	119	(6)	(18)	12
20,347	17,465	0.20	0.46	Savings accounts	10	20	(10)	(11)	1
235,307	172,815	1.27	1.59	Money market accounts	736	679	57	(136)	193
42,113	67,637	0.55	0.94	Money market accounts - institutional	57	156	(99)	(65)	(34)
178,257	161,824	1.71	2.69	CDs, $100M or more	751	1,075	(324)	(391)	67
49,532	106,262	0.86	1.10	CDs, broker	105	287	(182)	(63)	(119)
155,824	149,821	1.59	2.54	Other time deposits	611	939	(328)	(351)	23
820,692	798,642	1.18	1.66	Total interest-bearing deposits	2,383	3,275	(892)	(945)	53
25,408	35,244	3.43	3.10	Short-term/other borrowings	215	331	(116)	35	(151)
15,702	23,685	2.30	2.20	FHLB advances	89	85	4	4	-
10,310	10,310	2.91	2.87	Subordinated debt	74	73	1	1	-
872,112	867,881	1.28	1.76	Total interest-bearing liabilities	2,761	3,764	(1,003)	(1,027)	24
91,674	79,323			Noninterest-bearing deposits					
3,754	6,234			Other liabilities					
86,723	79,016			Shareholders' equity					
$ 1,054,263	$ 1,032,454			Liabilities and equity					
		3.61	3.51	Interest rate spread					
		3.73	3.64	Net interest margin					
				Net interest income	$ 8,852	$ 8,437	$ 415	$ 147	$ 268
$ 90,216	$ 70,924			Net earning assets					
$ 912,366	$ 877,965			Average deposits					
		1.06	1.51	Average cost of deposits					
86%	96%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 in the first quarter 2011 and 2010, respectively.
(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.